Exhibit (h)(v)

COHEN & STEERS GLOBAL INFRASTRUCTURE FUND, INC.

280 Park Avenue

New York, New York 10017

July 1, 2013

COHEN & STEERS CAPITAL MANAGEMENT, INC.

280 Park Avenue

New York, New York 10017

Dear Sirs:

Cohen & Steers Global Infrastructure Fund, Inc. (“We”, “Us” or the “Company”) herewith confirms its agreement (the “Agreement”) pursuant to which Cohen & Steers Capital Management, Inc. (“You”) will waive certain of its fees and/or reimburse the Company for expenses incurred as follows:

1. Reference is made to the Investment Advisory Agreement, dated March 19, 2004, between the Company and You (the “Investment Advisory Agreement”).

2. Pursuant to Paragraph 5 of the Investment Advisory Agreement, We have agreed to pay You a monthly fee at an annualized rate of 0.75% of the Company’s average daily net assets up to $1.5 billion, plus 0.65% of such assets in excess of $1.5 billion (the “Investment Advisory Fee”).

3. Notwithstanding Paragraph 5 of the Investment Advisory Agreement, You agree that through June 30, 2015, You will waive a portion of the Investment Advisory Fee and/or reimburse the Company for expenses incurred to the extent necessary to maintain the Company’s total annual operating expenses (excluding distribution and shareholder servicing fees applicable to Class A shares, Class B shares and Class C shares; acquired fund fees and expenses; and extraordinary expenses) at 1.50% for the Class A shares, 2.15% for Class B and Class C shares and 1.15% for the Class I shares.

4. Unless specified otherwise in a duly executed, written agreement between You and the Company, beginning with the period July 1, 2015 and thereafter, You shall be entitled to the Investment Advisory Fee as specified in Paragraph 2 of this Agreement and shall have no obligation to waive any portion of the Investment Advisory Fee and/or reimburse any of the Company’s expenses unless otherwise required by law or pursuant to a written duly executed agreement between the Company and You;

5. This Agreement may only be amended or terminated prior to its expiration date by agreement between Us and You and will terminate automatically in the event of termination of the Investment Advisory Agreement;

6. This Agreement shall be construed in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the Investment Company Act of 1940, as amended.

If the foregoing is in accordance with your understanding, will You kindly so indicate by signing and returning to Us the enclosed copy hereof.

Very truly yours,

COHEN & STEERS GLOBAL INFRASTRUCTURE FUND, INC.

By:	/s/ Adam M. Derechin
Name:	Adam M. Derechin
Title:	President

Agreed to and Accepted as of the date

first set forth above

COHEN & STEERS CAPITAL MANAGEMENT, INC.

By:	/s/ James Giallanza
Name:	James Giallanza
Title:	Senior Vice President

2